UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 24, 2016

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

August 24, 2016.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Re.: Transportadora de Gas del Sur (“TGS”).

Dear Sirs,

The purpose hereof is to inform you -in accordance with the requirements of the regulations under the United States Securities and Exchange Act- that on August 12, 2016, Petrobras Argentina S.A. (“PESA”) notified the acceptance of the offers submitted by TGS (the “Notification”) in connection with: (i) a Compression and Conditioning Service Agreement (the “New Service”) and (ii) a Leasing Agreement (the “Leasing”) (collectively, the “Agreements”), both relating to Río Neuquén Plant owned by TGS (the “Plant”).

The technical and economic conditions for the provision of the New Service include: (a) a long-term service agreement with beneficial conditions for TGS, which shall provide the natural gas compression and conditioning services coming from Río Neuquén hydrocarbon deposit, of which PESA is the licensee and (b) the possibility to buy the improvements made by PESA in the Plant in the last three years, through a purchase option provided for in the Leasing.

Prior to the Board of Directors’ approval of the terms and conditions for the negotiation of the Agreements by TGS’ CEO, the Chairman of TGS’ Board of Directors requested the Audit Committee to issue a report, in compliance with section 72 of Capital Market Law 26,831.

In keeping with said request and based on the documents analyzed in connection thereto, the Audit Committee concluded that the Agreements can be reasonably considered arm’s-length Agreements.

Therefore, TGS’ Board of Directors unanimously approved to instruct TGS’ CEO to negotiate the Agreements with PESA, under the terms and conditions approved in the Board’s meeting, which were accepted through submittal of the Notification.

Finally, it should be pointed out that the Audit Committee’s opinion is available for consultation by accredited shareholders if so desired, at TGS’ principal office.

Sincerely,

Silvia Migone Díaz

Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Legal Affairs Vice President

Date: August 24, 2016